03016260

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities, Inc.
Exact Name of Registrant As Specified In Charter

0000946812
Registrant CIK Number

Form 8-K dated March 6, 2003
Electronic Report, Schedule or Registration Statement of which the documents are a part (give period of report)

No. 333-43091
SEC File Number, if available

Name of Person Filing the Document (If Other than the Registrant)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 6, 2003.

BEAR STEARNS ASSET BACKED SECURITIES, INC.
(Registrant)

By: [signature]
Name: Jonathan Lieberman
Title: Senior Managing Director

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 20__, that the information set forth in this statement is true and complete.

By:____________________
Name:
Title:

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 6, 2003

Bear Stearns Asset Backed Securities, Inc.
(Exact name of registrant specified in Charter)

Delaware	333-91334	13-3836437
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

383 Madison Avenue New York, NY	10179
(Address of principal executive offices)	Zip Code

Registrant's telephone, including area code: (212) 272-2000

Not Applicable
(Former name and former address, if changed since last report)

ITEM 5. Other Events

Filing of Computational Materials

In connection with the proposed offering of the Bear Stearns Asset Backed Securities, Inc., Irwin Whole Loan Home Equity Trust 2003-B, Home Equity Loan-Backed Notes, Series 2003-B (the "Notes"), Bear, Stearns & Co. Inc., as the underwriter (the "Underwriter"), has prepared certain materials (the "Computational Materials") for distribution to its potential investors. Although Bear Stearns Asset Backed Securities, Inc. (the "Company") provided the Underwriter with certain information regarding the characteristics of the mortgage loans (the "Mortgage Loans") in the related portfolio, the Company did not participate in the preparation of the Computational Materials.

For purposes of this Form 8-K, "Computational Materials" shall mean the Series 2003-B term sheet, computer generated tables and/or charts displaying, with respect to the Notes, any of the following: yield; average life; duration, expected maturity; interest rate sensitivity; loss sensitivity; cash flow characteristics; background information regarding the Mortgage Loans; the proposed structure; decrement tables; or similar information (tabular or otherwise) of a statistical, mathematical, tabular or computational nature. The Computational Materials are attached hereto as Exhibit 99.1.

ITEM 7. Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits:

99.1 The Irwin Whole Loan Home Equity Trust 2003-B Computational Materials, filed on Form 8-K dated March 6, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.

Date: March 6, 2003

By: /s/ JONATHAN LIEBERMAN
Name: Jonathan Lieberman
Title: Senior Managing Director

INDEX TO EXHIBITS

Paper (P) or Exhibit No.	Description	Paper (P) or Electronic (E)
(99.1)	The Irwin Whole Loan Home Equity Trust 2003-B Computational Materials, filed on Form 8-K dated March 6, 2003	P

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO • DALLAS • DENVER
LOS ANGELES • NEW YORK • SAN FRANCISCO • SAN JUAN
BEIJING • DUBLIN • HERZLIYA • HONG KONG • LONDON
LUGANO • PARIS • SAO PAULO • SHANGHAI • SINGAPORE • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, NY 10179

Irwin Whole Loan Home Equity Trust 2003-B
Term Sheet/Computational Materials

Fax to:		**Date:**	02/24/03
Company:		**# Pages (incl. cover):**	
Fax No:	(212) 272-7294	**Phone No:**	(212) 272-2000
From:		**Phone No:**	

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

Characteristics of the Offered Notes [(a), (b)]

Offered Notes	Approximate Initial Note Balance [(c)]	Coupon	Enhancement	Avg Life to Call (years)	Principal Lockout (months)	Principal Window (months)	Initial Ratings (Moody's/S&P/ Fitch)	Expected Final Payment Date [(d)]	Legal Final Payment Date	Collateral Type	Loan Group
Class IA	$[76,509,000]	Floater [(e)]	AMBAC wrap/ Sr-Sub	[2.54]	[0]	[108]	Aaa/AAA/AAA	[12/25/21]	[11/25/32]	HELOC	I
Class IIA-1	$[88,684,000]	Floater [(f)]	AMBAC wrap / Sr-Sub	[1.50]	[0]	[35]	Aaa/AAA/AAA	[2/25/06]	[11/25/32]	HEL/HLTV	II
Class IIA-2	$[65,562,000]	Floater [(g)]	AMBAC wrap / Sr-Sub	[5.96]	[34]	[74]	Aaa/AAA/AAA	[9/25/16]	[11/25/32]	HEL/HLTV	II
Class A-IO	$[*26,600,000*][(h)]	Fixed [(i)]	AMBAC wrap / Sr-Sub	N/A	N/A	N/A	Aaa/AAA/AAA	[9/25/05]	[9/25/05]	HELOC/HEL/HLTV	I&II
Class M	$[15,960,000]	Floater[(j)]	Senior-Subordinate	[5.97]	[36]	[72]	A2/A/A	[7/25/18]	[11/25/32]	HELOC/HEL/HLTV	I&II
Class B	$[19,285,000]	Floater[(k)]	Senior-Subordinate	[5.97]	[36]	[72]	Baa3/BBB/BBB	[3/25/17]	[11/25/32]	HELOC/HEL/HLTV	I&II
Total Offered	$[266,000,000]										

Notes:

(a) Prepayment Assumptions: Group I Loans (HELOC): 4% CPR building to 35% CPR over 12 months, 4% Draw Rate; Group II Loans (HEL): 2% CPR building to 25% CPR over 12 months; Group II Loans (HLTV) 2% CPR building to 18% CPR over 20 months.

(b) Transaction priced to 10% clean-up call; after the clean-up call date, the margin on the Class IA and Class IIA-2 notes then outstanding will increase to [2.0]x initial and the margin on the Class M notes and Class B notes then outstanding will increase to [1.5]x initial.

(c) The initial note balances shown above are subject to a permitted variance of plus or minus 5%.

(d) Based on the assumption that either the Depositor or the Master Servicer has exercised its option to repurchase all of the mortgage loans and the other assumptions described herein. Due to losses and prepayments on the mortgage loans, the final payment dates on each class of offered notes may be substantially earlier or later than such dates..

(e) On any payment date, equal to the least of (i) LIBOR plus [ ]% per annum (or, for any payment on or after the Step-Up Date, LIBOR plus [ ]% per annum),(ii) (a) the weighted average net mortgage interest rate of the mortgage loans in loan group I, minus (b) on or prior to the payment date in [September 2005], an adjustment for the interest payable on the Class A-IO notes. and (iii) [13.00]% per annum. The " **Step-Up Date**" is the first payment date on which the aggregate outstanding principal balance of the mortgage loans is less than 10% of the aggregate principal balance of the mortgage loans as of the cut-off date.

(f) On any payment date, equal to the least of (i) LIBOR plus [ ]% per annum ,(ii) the weighted average net mortgage interest rate of the mortgage loans in loan group II, minus (b) on or prior to the payment date in [September 2005], an adjustment for the interest payable on the Class A-IO notes and (iii) [13.00]% per annum.

(g) On any payment date, equal to the least of (i) LIBOR plus [ ]% per annum (or, for any payment on or after the Step-Up Date, LIBOR plus [ ]% per annum), (ii) the weighted average net mortgage interest rate of the mortgage loans in loan group II, minus (b) on or prior to the payment date in [September 2005], an adjustment for the interest payable on the Class A-IO notes and (iii) [13.00]% per annum.

(h) The Class A-IO notes will have a notional balance equal to the lesser of (i) [$26,600,000] (10% of the aggregate principal balance of the initial mortgage loans in loan groups I and II as of the cut-off date), (ii) the aggregate outstanding principal balance of the mortgage loans in loan groups I and II, and (iii) after the payment date in [September 2005], $0. The Class A-IO notes will not have a principal balance.

(i) The Class A-IO notes will be interest only notes. Interest will accrue on the notional balance of the Class A-IO notes. Distributions on the Class A-IO notes are calculated at a coupon of 10% per annum on the outstanding notional balance for 30 months. The modified duration on the Class A-IO notes is [1.28] years.

(j) On any payment date, equal to the least of (i) LIBOR plus [ ]% per annum (or, for any payment on or after the Step-Up Date, LIBOR plus [ ]% per annum), (ii) (a) the weighted average net mortgage interest rate of all of the mo rtgage loans, minus (b) on or prior to the payment date in [September, 2005], an adjustment for the interest payable on the Class A-IO notes and (iii) [13.00]% per annum.

(k) On any payment date, equal to the least of (i) LIBOR plus [ ]% per annum (or, for any payment on or after the Step-Up Date, LIBOR plus [ ]% per annum), (ii) (a) the weighted average net mortgage interest rate of all of the mortgage loans, minus (b) on or prior to the payment date in [September, 2005], an adjustment for the interest payable on the Class A-IO notes and (iii) [13.00]% per annum.

$[266,000,000] (Subject to a permitted variance of plus or minus 5%)

Title of the offered notes	Irwin Whole Loan Home Equity Trust 2003-B.
Issuer	Irwin Whole Loan Home Equity Loan Trust 2003-B.
Depositor	Bear Stearns Asset Backed Securities, Inc.
Enhancer	Ambac Assurance Corporation, with respect only to the Class IA, Class IIA-1, Class IIA-2 and Class A-IO notes.
Originator and master servicer	Irwin Union Bank and Trust Company.
Subservicer	Irwin Home Equity Corporation.
Owner trustee	Wilmington Trust Company.
Indenture trustee	Wells Fargo Bank Minnesota, National Association.
Mortgage loans	Mortgage loans consisting of (i) adjustable-rate home equity lines of credit with combined loan-to-value ratios generally up to 100%, (ii) closed-end, fixed-rate home equity loans with combined loan-to-value ratios generally up to 100%, and (iii) closed-end, fixed-rate home equity loans with combined loan-to-value ratios generally up to 125%. The Depositor will acquire the mortgage loans from Irwin Union Bank and Trust Company on or prior to the closing date. Along with the mortgage loans to be acquired by the trust on the closing date, prior to [March 25, 2008], the issuer will also purchase from Irwin Union Bank and Trust Company additional draws on previously acquired home equity lines of credit.
Statistical calculation date	The close of business on January 31, 2003.
Cut-off date	The close of business on February 28, 2003.
Closing date	On or about March [11], 2003.
Payment dates	Beginning in April 2003 on the 25th day of each month or, if the 25th day is not a business day, on the next business day.
Form of offered notes	Book-entry form, same day funds through DTC, Clearstream or Euroclear.

The Offered Notes

Group I notes:	The Class IA notes and the variable funding notes.
Group II notes:	The Class IIA-1 notes and Class IIA-2 notes.
Senior notes:	The Group I notes, the Group II notes and the Class A-IO notes.
Subordinate notes:	The Class M notes and the Class B notes.
Offered notes:	The senior notes and the subordinate notes.

The Variable Funding Notes

In addition to the offered notes, the trust will also issue the Irwin Whole Loan Home Equity Trust Variable Funding Notes, Series 2003-B. The variable funding notes will not be offered hereby. The variable funding notes will have a variable funding balance of $0 on the closing date. Any information concerning the variable funding notes included herein is only included to provide you with a better understanding of the offered notes.

During the managed amortization period, if principal collections on the mortgage loans in loan group I are insufficient to fund all of the additional balances on the home equity lines of credit arising during the related collection period, the variable funding balance will be increased by the shortfall.

The Non-offered Subordinate Notes

The trust will also issue the Irwin Whole Loan Home Equity Trust Subordinate Notes, Series 2003-B, Class X notes consisting of two or more classes. The Class X notes will not be offered hereby. Any information concerning the Class X notes included herein is only included to provide you with a better understanding of the Offered notes.

The Certificates

The trust will also issue Irwin Whole Loan Home Equity Trust Certificates, Series 2003-B, which will not be offered hereby. Any information concerning the certificates included herein is only included to provide you with a better understanding of the offered notes. The certificates will be subordinated to the offered notes, the variable funding notes and the non-offered subordinate notes. The certificates will be issued pursuant to the trust agreement and will represent the beneficial ownership interests in the trust.

The Trust

The depositor will establish Irwin Whole Loan Home Equity Trust 2003-B, a Delaware statutory trust. The trust will be established pursuant to a trust agreement, dated as of February 28, 2003, between the depositor and the owner trustee. The trust will issue the notes pursuant to an indenture dated as of February 28, 2003, between the issuer and the indenture trustee. The assets of the trust will include:

- the unpaid principal balance of the mortgage loans as of the close of business on the cut-off date; and
- certain additions to the home equity lines of credit as a result of draws or new advances of money made pursuant to the applicable loan agreement after the cut-off date.

The unpaid principal balance of a home equity line of credit on any day will be equal to:

- its cut-off date balance,
- *plus* any additional balances relating to that home equity line of credit sold to the issuer and acquired by the trust before that day,
- *minus* all collections credited against the principal balance of that home equity line of credit in accordance with the related loan agreement after the cut-off date.

The principal balance of a liquidated home equity line of credit or a closed-end home equity loan after the final recovery of related liquidation proceeds will be zero.

In addition to the mortgage loans conveyed to the trust on the closing date, the property of the trust will include cash on deposit in certain accounts and collections on the mortgage loans.

Principal collections on the mortgage loans from a loan group will not be applied to principal payments on the senior notes related to the other loan group. As a result, principal collections on the mortgage loans in loan group I will be applied only to principal payments on the Group I notes and the subordinate notes, and principal collections on the mortgage loans in loan group II will be applied only to principal payments on the Group II notes and the subordinate notes.

Mortgage Loan Groups

The mortgage loans assigned and transferred to the issuer and pledged to the indenture trustee as of the closing date will be divided into two loan groups.

The statistical information presented in these computational materials reflects the pool of mortgage loans as of the statistical calculation date.

Loan group I will include mortgage loans which consist of adjustable-rate home equity lines of credit with combined loan-to-value ratios generally up to 100%, secured by first, second or more junior mortgages or deeds of trust on residential properties.

Loan group II will include mortgage loans which consist of (i) fixed-rate, closed-end home equity loans with combined loan-to-value ratios generally up to 100% and (ii) fixed-rate, closed-end home equity loans with combined loan-to-value ratios generally over 100% and generally up to 125%, secured in both cases by first, second or more junior mortgages or deeds of trust on residential properties.

With respect to each mortgage loan in a loan group that has a prepayment penalty feature, the master servicer's and the subservicer's business practices are to enforce the prepayment penalty features, subject to waiver at their option for reasonable and prudent business purposes.

Interest Payments

Interest payments on each class of the offered notes will be made monthly on each payment date, beginning in April 2003, at the respective note rates described above. The Class A-IO notes, which will be interest only notes, will receive interest payments only up to and including the payment date in [September 2005]. Interest on the offered notes, other than the Class A-IO notes, for each payment date, will accrue from the preceding payment date (or, in the case of the first payment date, from the closing date) through the day before that payment date, on the basis of the actual number of days in that interest period and a 360-day year. Interest on the Class A-IO notes for each payment date will accrue during the calendar month preceding the month in which such payment date occurs, on the basis of a 30-day month and a 360-day year. Interest on the senior notes is paid senior in priority to interest on the subordinate notes

All interest payments on the notes for any payment date will be allocated to the notes based on their respective interest accruals. Interest will accrue on the Class A-IO notes on the notional balances thereof. The initial notional balance of the Class A-IO notes will be $[26,600,000] and will not be subject to reduction unless the aggregate principal balance of all of the mortgage loans in loan groups I and II is reduced below $[26,600,000] on or before [August 1, 2005].

The note rate on the variable funding notes for any payment date will not significantly exceed the note rate on the Class IA notes for the related interest period.

To the extent the note rates of the offered notes (other than the Class A-IO notes) are limited by the applicable weighted average net mortgage interest rates of the mortgage loans, these notes may receive interest up to the applicable LIBOR rate as an interest carry-forward amount on subsequent payment dates. Notwithstanding such carry-forward, the interest rate on these notes is subject to a maximum rate.

Principal Payments

All principal payments made to the holders of the senior notes (other than the Class A-IO notes) on each payment date from whatever source will be distributed concurrently to (a) the Group I notes in the aggregate and (b) the Group II notes in the aggregate, in each case in proportion to the percentage of the principal collections (net of principal collections from loan group I used to purchase additional balances for loan group I) derived from the related loan group (with respect to which any related notes are outstanding) for that payment date, until the principal balances of the Group I notes in the aggregate and the Group II notes in the aggregate have been reduced to zero.

After either the Group I notes in the aggregate or the Group II notes in the aggregate are reduced to zero, all principal payments allocated to the senior notes will be distributed to the remaining class of senior notes to the extent necessary to pay principal due on that class.

The Class A-IO notes, which are interest only notes, will not receive principal payments.

On each payment date during the managed amortization period, principal collections on the mortgage loans in loan group I may be used to fund additional balances created during the related collection period, which balances will be allocated to loan group I. This will reduce the net principal collections for loan group I as well as total principal collections. The managed amortization period will be in effect only for the Group I notes and will be the period beginning on the closing date and ending on the earlier of [March 25, 2008] and the occurrence of an amortization event.

Payments of principal that are allocated to the Group I notes will be paid to the Class IA notes and the variable funding notes *pro rata* based on their outstanding principal balance and variable funding balance, respectively, until paid in full. Payments of principal that are allocated to the Group II notes will be paid sequentially, which means that principal will not be paid on the Class IIA-2 notes until the principal balance of the Class IIA-1 notes has been reduced to zero.

Because principal payments on the senior notes (other then the Class A-IO notes) in respect of liquidation loss amounts and overcollateralization increase amounts will be allocated between the Group I notes and Group II notes in proportion to the principal collections (net of principal collections from loan group I used to purchase additional balances for loan group I) for the related loan group, and not in proportion to the amount of liquidation loss amounts on mortgage loans in the related loan group or the overcollateralization increase amount derived from that loan group, excess interest collections from one loan group may be applied on any payment date to make principal payments to the notes corresponding to another loan group.

In no event will principal payments on a class of offered notes on any payment date exceed the related principal balance (or the variable funding balance in the case of the variable funding notes) on that payment date. The Class A-IO notes will not be entitled to receive principal payments.

For at least 36 months after the closing date, no principal payments will be distributed to the subordinate notes, unless the principal balances of all of the senior notes have been reduced to zero. In addition, if on any payment date certain loss or delinquency tests are not satisfied, amounts otherwise payable to the subordinate notes with respect to principal will be paid to the senior notes, and the subordinate notes will receive no distributions of principal on that payment date.

On the related legal final payment date, principal will be due and payable on the offered notes in an amount equal to the related principal balance remaining outstanding on that payment date.

The payment of principal to the subordinate notes after the step-down date is subject to the following loss and delinquency tests:

- satisfaction of a cumulative liquidation loss amount test such that the fraction (expressed as a percentage) of cumulative liquidation loss amounts as of the respective payment date divided by the initial aggregate principal balance of the mortgage loans is less than or equal to the percentage set forth below for the related collection period specified below:

Collection Period	Cumulative liquidation loss amount percentage
36 – 48	[8.85]%
49 – 60	[11.25]%
61 – 84	[12.50]%
85+	[13.50]%; and

- satisfaction of a delinquency test such that the three-month rolling average of the aggregate principal balance of the mortgage loans that are 60 days or more delinquent (including all mortgage loans that are in foreclosure and mortgage loans for which the related mortgaged property constitutes REO property, but excluding liquidated mortgage loans) in the payment of principal and interest divided by the aggregate principal balance of all of the mortgage loans, is less than [26.00]% of the senior enhancement percentage, which percentage is computed for each payment date as the principal balance of the mortgage loans minus the aggregate principal balance of the senior notes divided by the principal balance of the mortgage loans.

Priority of Payments on the Notes

Payments of principal and interest on the mortgage loans will be collected each month. After retaining its master servicing fee, any prepayment penalties and other ancillary fees together with any amounts that reimburse the master servicer or the subservicer for reimbursable expenses, the master servicer will forward all collections on such mortgage loans to the indenture trustee and on each payment date. These amounts, together with any insured payment by the Enhancer with respect to the senior notes, *minus* any expenses reimbursable to the indenture trustee, will be allocated as follows:

- first, to pay to the Enhancer the accrued and unpaid premium for the policy and any previously unpaid premiums, with interest on any unpaid premiums;
- second, to pay accrued and unpaid interest due on the principal balances of the notes at their respective note rates as follows:
  - (i) first, to the senior notes on a pro rata basis in accordance with the amount of accrued interest due thereon;
  - (ii) second, to the Class M notes; and
  - (iii) third, to the Class B notes;
- third, to pay as principal on the notes (other than the Class A-IO notes), in an amount equal to principal collections on the mortgage loans, minus any principal collections used to purchase additional balances and any overcollateralization release amount as follows:
  - (i) first, to the senior notes, in the order described above under "Principal Payments," the amount necessary to reduce the aggregate principal balance of the senior notes to its required principal balance for that payment date;
  - (ii) second, to the Class M notes, the amount necessary to reduce the principal balance of

the Class M notes to its required principal balance for that payment date;

- (iii) third, to the Class B notes, the amount necessary to reduce the principal balance of the Class B notes to its required principal balance for that payment date;

- fourth, to pay to the senior notes, in the order described above under "Principal Payments," until the aggregate principal balance of the senior notes has been reduced to its required principal balance for that payment date, an amount equal to the liquidation loss distribution amount on the mortgage loans for such payment date, together with any liquidation loss distribution amounts remaining undistributed from any preceding payment date;
- fifth, to reimburse the enhancer for any unreimbursed prior draws on the policy, with interest thereon;
- sixth, to pay to the Class M notes, until the principal balance of the Class M notes has been reduced to its required principal balance for that payment date, an amount equal to the liquidation loss distribution amount on the mortgage loans for such payment date, together with any liquidation loss distribution amounts remaining undistributed from any preceding payment date, to the extent not paid to the holders of the senior notes under clause *fourth* above;
- seventh, to pay to the Class B notes, until the principal balance of the Class B notes has been reduced to its required principal balance for that payment date, an amount equal to the liquidation loss distribution amount on the mortgage loans for such payment date, together with any liquidation loss distribution amounts remaining undistributed from any preceding payment date, to the extent not paid to the holders of the senior notes or the Class M notes under clauses *fourth* and *sixth* above, respectively;
- eighth, to the holders of the non-offered subordinate notes and the certificates in the amounts and priorities set forth in the indenture:
  - (i) on the payment date in April 2003, 100% of the remaining funds, and;
  - (ii) on the payment date in May 2003, 50% of the remaining funds;
- ninth, to pay to the senior notes, in the order described above under "Principal Payments," up to the overcollateralization funding amount for that payment date as described below under "Over-collateralization," the amount, if any, necessary to increase the amount of overcollateralization for the senior notes to the required overcollateralization level, to reduce the aggregate principal balance of the senior notes to its required principal balance for that payment date;
- tenth, to pay to the enhancer any other amounts owed to it pursuant to the insurance agreement, with interest thereon;
- eleventh, to pay to the Class M notes, up to the overcollateralization funding amount for that payment date as described below under "Overcollateralization" and not previously applied pursuant to clause *ninth* above, the amount, if any, necessary to increase the amount of overcollateralization to the required overcollateralization level, to the extent not previously distributed to the senior notes pursuant to clause *ninth* above, to reduce the principal balance of the Class M notes to its required principal balance for that payment date;
- twelfth, to pay to the Class B notes, up to the overcollateralization funding amount for that payment date as described below under "Overcollateralization" and not previously applied pursuant to clauses *ninth* or *eleventh* above, the amount, if any, necessary to increase the amount of overcollateralization to the required overcollateralization level, to the extent not previously distributed to the senior notes pursuant to clause *ninth* above or the Class M notes pursuant to clause *eleventh* above, to reduce the principal balance of the Class B notes to its required principal balance for that payment date;
- thirteenth, to pay the indenture trustee and the administrator any unpaid expenses and other reimbursable amounts owed to the indenture trustee and the administrator;
- fourteenth, to pay the holders of the Group I notes and the Group II notes, pro rata, any unpaid interest carry-forward amounts, together with interest thereon;
- fifteenth, to pay the holders of the Class M notes any unpaid interest carry-forward amount, together with interest thereon;
- sixteenth, to pay the holders of the Class B notes any unpaid interest carry-forward amount, together with interest thereon; and
- seventeenth, any remaining amounts to the holders of the non-offered subordinate notes and the certificates in the amounts and priorities set forth in the indenture.

Credit Enhancement

The credit enhancement provided for the benefit of the offered notes and the variable funding note consists of:

Excess Spread. The weighted average mortgage loan rate is generally expected to be higher than the sum of (a) the master servicing fee and the trustee fee, (b) the premium payable to the enhancer and (c) the weighted average note rate. On each payment date, excess spread generated during the related collection period will be available to cover losses and build overcollateralization.

Overcollateralization. Excess interest on the mortgage loans that is available to be paid on that payment date following the payment described in clause *eighth* above under "Priority of Payments on the Notes" will be used to make additional principal payments on the notes, until the aggregate principal balance of the mortgage loans exceeds the aggregate principal balance of the offered notes (other than the Class A-IO notes) and the variable funding balance of the variable funding notes by a specified amount. This excess will represent overcollateralization, which will absorb losses on the mortgage loans, to the extent of the overcollateralization, if the losses are not covered by excess interest. If the level of overcollateralization falls below what is required, the excess interest described above will be paid to the offered notes as principal, until the required level of overcollateralization for the offered notes is reached again.

The overcollateralization funding amount available to be applied towards the establishment or maintenance of overcollateralization on the payment date in the months and years specified below will be limited to the following percentages of the annualized excess interest remaining after the payment, if any, described in clause *eighth* above under "Priority of Payments on the Notes" calculated as a percent of the then-current balance of the mortgage loans:

Payment Date Occurring In	Annualized Excess Interest Percentage
June 2003	4.75%
July 2003	4.75%
August 2003	4.50%
September 2003	4.25%
October 2003	4.25%
November 2003	4.00%
December 2003	3.75%
January 2004	3.75%
February 2004	3.50%
March 2004	3.25%

Subordination. To the extent no overcollateralization exists, losses on the mortgage loans during the related collection period in excess of amounts available to be paid on that payment date pursuant to clauses *fourth, sixth,* and *seventh* above under "Priority of Payments on the Notes" will be allocated in full to the first class of notes listed below with a principal balance greater than zero:

- Class B notes; and
- Class M notes.

When this occurs, the principal balance of the class of subordinate notes to which the loss is allocated is reduced, without a corresponding payment of principal.

If none of the subordinate notes remains outstanding, losses will be allocated among the senior notes in proportion to their remaining principal balances.

Policy. On the closing date, the enhancer will issue the financial guarantee insurance policy in favor of the indenture trustee for the benefit of the senior noteholders. The policy will unconditionally and irrevocably guarantee interest on the senior notes at the note rate, will cover all losses allocated to the senior notes not covered by excess interest, overcollateralization or subordination and will guarantee amounts due on each class of senior notes on the legal final payment date. The policy is not cancelable for any reason.

Legal Investment

The offered notes will not be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984. You should consult your legal advisors in determining whether and to what extent the offered notes constitute legal investments for you.

Optional Redemption

The depositor may, at its option repurchase all, but not less than all, of the mortgage loans on any payment date on which the aggregate outstanding principal balance of the mortgage loans (after applying payments received in the related collection period) is less than 10% of the aggregate principal balance of the mortgage loans as of the cut-off date. To the extent the depositor does not exercise the optional redemption, the master servicer may, subject to the consent of the depositor, exercise such option under the same conditions described above. If the master servicer exercises the optional redemption, the purchase price it will pay for the mortgage loans will equal the lesser of (a) the outstanding principal balance of the mortgage loans and (b) the fair market value of the mortgage loans.

Notwithstanding the foregoing, the optional repurchase of the mortgage loans by the depositor or the master servicer may occur only if the purchase price for the mortgage loans equals or exceeds the sum of all accrued and unpaid interest (including interest carry-forward amounts on the Group I notes, the Group II notes and the subordinate notes), the outstanding principal balance of the notes and all amounts due and owing the enhancer. In addition, if the notes are redeemed prior to the payment date in [September 2005], the Class A-IO notes will be entitled to receive their adjusted issue price, which will be approximately equal to the present value of the remaining payments on the Class A-IO notes, using a discount rate equal to the discount rate reflected in the price paid by the initial purchaser of the Class A-IO notes on the closing date.

An exercise of the optional redemption will cause the aggregate outstanding principal balance of the offered notes to be paid in full sooner than it otherwise would have been paid.

Ratings

When issued, the offered notes will receive the ratings indicated in the chart above. A security rating is not a recommendation to buy, sell or hold a security and is subject to change or withdrawal at any time by the assigning rating agency. The ratings also do not address the rate of principal prepayments on the mortgage loans or the likelihood of the payment of any interest carry-forward amounts. The rate of prepayments, if different than originally anticipated, could adversely affect the yield realized by holders of the offered notes.

ERISA Considerations

Subject to important considerations, the depositor expects that persons investing assets of employee benefit plans or individual retirement accounts may purchase the offered notes. Plans should consult with their legal advisors before investing in the offered notes.

Tax Status

For federal income tax purposes, the offered notes will be treated as debt. The trust itself will not be subject to tax.

"Class B Optimal Principal Balance" means, with respect to any Payment Date prior to the Step-down Date, zero; and with respect to any other Payment Date, the aggregate Principal Balance of the Mortgage Loans as of the preceding Determination Date minus the sum of (a) the aggregate Note Balances of the Senior Notes and the Class M Notes (after taking into account any payments made on such Payment Date in reduction of such Note Balances) and (b) the Overcollateralization Target Amount for such Payment Date; *provided, however,* that the Class B Optimal Principal Balance will not be reduced below the Class B Optimal Principal Balance on the prior Payment Date unless the Loss and Delinquency Tests are satisfied.

"Class M Optimal Principal Balance" means, with respect to any Payment Date prior to the Step-down Date, zero; and with respect to any other Payment Date, the aggregate Principal Balance of the Mortgage Loans as of the preceding Determination Date minus the sum of (a) the aggregate Note Balances of the Senior Notes (after taking into account payments made on such Payment Date in reduction of such Note Balances), (b) approximately [14.50]% of the aggregate Principal Balance of the Mortgage Loans as of the preceding Determination Date, and (c) the Overcollateralization Target Amount for such Payment Date; *provided, however,* that the Class M Optimal Principal Balance will not be reduced below the Class M Optimal Principal Balance on the prior Payment Date unless the Loss and Delinquency Tests are satisfied.

"Excess Spread" means, with respect to any Payment Date, amounts available for distribution on that Payment Date after the application of clause *second* under "Priority of Payments on the Notes" above.

"Interest Collections" means, with respect to any Payment Date, the sum of all payments by or on behalf of Mortgagors and any other amounts constituting interest (including such portion of Insurance Proceeds, Liquidation Proceeds and Repurchase Prices as is allocable to interest on the applicable Mortgage Loan as are paid by the Master Servicer in respect of Mortgage Loans or is collected by the Master Servicer under the Mortgage Loans, reduced by (i) the Servicing Fee for the Mortgage Loans for the related Collection Period and (ii) by any late fees, assumption fees, prepayment penalties, other administrative fees, release fees, bad check charges and other similar servicing related fees paid by Mortgagors with respect to Mortgage Loans during such Collection Period). The terms of the related mortgage documents shall determine the portion of each payment in respect of such Mortgage Loan that constitutes principal and interest, respectively.

"Liquidated Mortgage Loan" means a defaulted Mortgage Loan as to which the Master Servicer has determined that all amounts that it expects to recover on such Mortgage Loan have been recovered (exclusive of any possibility of a deficiency judgment).

"Liquidation Loss Amount" means, with respect to any Payment Date and any Liquidated Mortgage Loan, the unrecovered Principal Balance thereof at the end of the related Collection Period in which such Mortgage Loan became a Liquidated Mortgage Loan, after giving effect to the Liquidation Proceeds in connection therewith.

"Liquidation Loss Distribution Amount" means, with respect to any Payment Date, an amount equal to any Liquidation Loss Amounts incurred on the Mortgage Loans during the related Collection Period, plus any Liquidation Loss Amounts incurred on the Mortgage Loans remaining undistributed from any previous Payment Date. Any Liquidation Loss Amounts on the Mortgage Loans remaining undistributed from any previous Payment Date will not be required to be paid as a Liquidation Loss Distribution Amount to the extent that such Liquidation Loss Amounts were paid by means of a payment from collections on the Mortgage Loans or were reflected in a reduction of the Overcollateralization Amount or a reduction in the Subordinate Notes.

"Managed Amortization Period" means the period beginning on the Closing Date and ending on the earlier of (i) [March 25, 2008] and (ii) the occurrence of an Amortization Event.

"Note Balance" means the Offered Note Balance and/or the Variable Funding Balance, as the context requires.

"Offered Note Balance" means as of any date of determination and with respect to each class of Offered Notes (other than the Class A-IO Notes), the principal balance of such class of Offered Notes on the Closing Date less any amounts actually distributed as principal thereon on all prior Payment Dates.

"Overcollateralization Amount" means, with respect to any Payment Date, the excess, if any, of (x) the aggregate Principal Balance of all Mortgage Loans as of the close of business on the last day of the related Collection Period, over (y) the aggregate Note Balance of the Offered Notes and the Variable Funding Balance, after taking into account the payment of the Principal Collection Distribution Amount and Liquidation Loss Amounts for Payment Date.

"Overcollateralization Increase Amount" means, with respect to any Payment Date, the amount necessary to increase the Overcollateralization Amount to the Overcollateralization Target Amount for such Payment Date.

"Overcollateralization Release Amount" means, with respect to any Payment Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount, before taking into account the payment of the Principal Collection Distribution Amount for such Payment Date.

"Overcollateralization Target Amount" means, as to any Payment Date prior to the Step-down Date, an amount equal to [4.00]% of the initial aggregate pool balance. On or after the Step-down Date, the Overcollateralization Target Amount for any Payment Date will be equal to the lesser of (a) the Overcollateralization Target Amount as of the initial Payment Date and (b) [8.00]% of the current aggregate pool balance (after applying payments received in the related Collection Period), but not lower than approximately $[1,330,000], which is [0.50]% of the initial aggregate pool balance; *provided, however*, that the scheduled reduction to the Overcollateralization Target Amount shall not be made as of any Payment Date unless the Loss and Delinquency Tests are satisfied; and *provided, further*, that the Overcollateralization Target Amount for any Payment Date may be reduced with the prior written consent of the Rating Agencies and the Enhancer.

"Principal Collections" means, with respect to any Payment Date, the aggregate of the following amounts:

(i) the total amount of payments made by or on behalf of the related Mortgagors, received and applied as payments of principal on the Mortgage Loans during the related Collection Period, as reported by the Master Servicer or the related Subservicer;

(ii) any Liquidation Proceeds allocable as a recovery of principal received in connection with the Mortgage Loans during the related Collection Period;

(iii) if such Mortgage Loan (or Mortgage Loans) was repurchased by the Originator during the related Collection Period, 100% of the Principal Balance thereof as of the date of such repurchase; and

(iv) other amounts received as payments on or proceeds of the Mortgage Loans during the related Collection Period, to the extent applied in reduction of the Principal Balance thereof.

"Principal Collection Distribution Amount" means, with respect to any Payment Date, the total Principal Collections for the Payment Date *minus* (1) any Overcollateralization Release Amount for such Payment Date, and (2) during the Managed Amortization Period, Principal Collections used by the Trust to acquire Additional Balances during the related Collection Period.

"Senior Enhancement Percentage" means, with respect to any Payment Date, the percentage obtained by dividing:

- the excess of (a) the aggregate Principal Balance of the Mortgage Loans as of the first day of the related Collection Period over (b) the aggregate Note Balance of the Senior Notes immediately prior to such Payment Date, by

- the aggregate Principal Balance of the Mortgage Loans as of the first day of the related Collection Period.

"Senior Optimal Principal Balance" means, with respect to any Payment Date prior to the Step-down Date or after the Step-down Date if the Loss and Delinquency Tests have not been satisfied, zero; and with respect to any other Payment Date, an amount equal to the aggregate Principal Balance Mortgage Loans as of the preceding Determination Date minus the sum of (a) approximately [26.50]% of the aggregate Principal Balance of the Mortgage Loans as of the preceding Determination Date and (b) the Overcollateralization Target Amount for such Payment Date.

"Step-down Date" means the first Payment Date occurring after the Payment Date in [March 2006] as to which the aggregate Senior Note Balance (after applying payments received in the related Collection Period) will be reduced on such Payment Date (such determination to be made by the Master Servicer prior to the Indenture Trustee making actual distributions on such Payment Date) to an amount equal to the excess, if any, of (a) the aggregate Principal Balance of the Mortgage Loans as of the close of business on the last day of the related Collection Period over (b) the greater of (x) approximately [8.00]% of the aggregate Principal Balance of the Mortgage Loans as of the close of business on the last day of the related Collection Period, and (y) [4.00]% of the initial aggregate Principal Balance of the Mortgage Loans; provided that the Loss and Delinquency Tests have been satisfied.

"Variable Funding Balance" means, with respect to any Payment Date and the Variable Funding Notes, the Aggregate Balance Differential immediately prior to such Payment Date reduced by all distributions of principal on the Variable Funding Notes prior to such Payment Date.

COLLATERAL SUMMARY
Group I Mortgage Loans (as of the Statistical Calculation Date) – *HELOC*

Total Number of Loans:		1,466
Total Outstanding Loan Balance:		$76,962,213.92
Average Loan Principal Balance:		$52,498
WA Margin:		3.731%
Index:		Prime
Rate Reset Frequency:		Monthly
WA Remaining Term to Maturity (months):		233
WA Original Term to Stated Maturity (months):		240
WA FICO:		667
WA CLTV:		89.91%
WA Debt-to-Income:		39.47%
Lien Position:	First Lien:	4.32%
	Second Lien:	93.47%
	More Junior Lien:	2.21%
Property Type:	Single-Family Dwelling:	80.19%
	Planned Unit Development:	13.39%
	Condominium:	5.45%
	2 - 4 Family:	0.97%
Occupancy Status:	Owner Occupied:	99.11%
	Investment Property:	0.89%
Geographic Distri bution:	California:	31.52%
(states not listed individually account	New Jersey:	6.94%
for less than 5.00% of the Mortgage	Florida:	6.45%
Loan principal balance)	Virginia:	6.40%
	New York:	6.00%
Credit Quality:	Excellent:	78.94%
(per Irwin's Guidelines)	Superior:	17.80%
	Good:	3.07%
	Fair:	0.18%
Prepayment Penalty:	No Prepayment Penalty:	6.98%
	24 Months:	0.42%
	36 Months:	9.02%
	48 Months:	0.46%
	60 Months:	83.12%

COLLATERAL SUMMARY
Group II Mortgage Loans (as of the Statistical Calculation Date) - *HEL, HEL 125*

Total Number of Loans:		4,185
Total Outstanding Loan Balance:		$190,613,216.44
Average Loan Principal Balance:		$45,547
WA Coupon:		12.964%
WA Remaining Term to Maturity (months):		237
WA Original Term to Stated Maturity (months):		241
WA FICO:		672
WA CLTV:		113.32%
WA Debt-to-Income:		42.93%
Lien Position:	First Lien:	1.27%
	Second Lien:	98.39%
	More Junior Lien:	0.34%
Property Type:	Single-Family Dwelling:	79.36%
	Planned Unit Development:	15.90%
	Condominium:	4.66%
	2-4 Family:	0.08%
Occupancy Status:	Owner Occupied:	99.86%
	Investment Property:	0.14%
Geographic Distribution:	California:	15.00%
(states not listed individually account	Florida:	9.36%
for less than 5.00% of the Mortgage	Colorado:	8.06%
Loan principal balance)	Virginia:	6.37%
	Maryland:	5.83%
	Ohio:	5.11%
	Washington:	5.07%
	Arizona:	5.07%
Credit Quality:	Excellent:	85.12%
(per Irwin's Guidelines)	Superior:	12.78%
	Good:	2.00%
	Fair:	0.10%
Prepayment Penalty:	No Prepayment Penalty:	17.02%
	12 Months:	0.33%
	24 Months:	1.45%
	36 Months:	57.24%
	37 Months:	0.06%
	42 Months:	0.05%
	48 Months:	0.62%
	60 Months:	23.22%

Group I Mortgage Loans

Lien Position of Group I Mortgage Loans

Lien Position	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Princi pal Balance of Group I Mortgage Loans
First Lien	42	$ 3,321,513.68	4.32%
Second Lien	1,389	71,938,796.72	93.47%
More Junior Lien	35	1,701,903.52	2.21%
Total	**1,466**	**$76,962,213.92**	**100.00%**

Mortgage Interest Rates of Group I Mortgage Loans

Mortgage Interest Rates (%)			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
3.001	to	4.000	1	$ 412,800.00	0.54%
4.001	to	5.000	56	3,765,890.01	4.89%
5.001	to	6.000	175	9,591,825.15	12.46%
6.001	to	7.000	193	11,895,754.14	15.46%
7.001	to	8.000	200	12,118,885.94	15.75%
8.001	to	9.000	279	14,698,601.29	19.10%
9.001	to	10.000	251	11,410,516.18	14.83%
10.001	to	11.000	143	6,640,096.32	8.63%
11.001	to	12.000	87	3,615,555.23	4.70%
12.001	to	13.000	74	2,594,207.08	3.37%
13.001	to	14.000	5	150,490.18	0.20%
14.001	to	15.000	2	67,592.40	0.09%
Total			**1,466**	**$76,962,213.92**	**100.00%**

The weighted average mortgage interest rate of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 8.072% per annum.

Group I Mortgage Loans

Credit Limit Utilization Rates of Group I Mortgage Loans

Credit Limit Utilization Rates (%)			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
0.000	to	5.000	3	$ 2,013.94	0.00%
5.001	to	10.000	1	5,230.76	0.01%
10.001	to	15.000	1	5,168.53	0.01%
15.001	to	20.000	3	38,103.53	0.05%
20.001	to	25.000	2	33,219.06	0.04%
25.001	to	30.000	3	89,863.67	0.12%
30.001	to	35.000	1	10,079.62	0.01%
35.001	to	40.000	5	192,146.54	0.25%
40.001	to	45.000	5	84,483.01	0.11%
45.001	to	50.000	4	178,688.84	0.23%
50.001	to	55.000	5	352,484.27	0.46%
55.001	to	60.000	3	95,916.00	0.12%
60.001	to	65.000	8	206,658.22	0.27%
65.001	to	70.000	9	390,222.09	0.51%
70.001	to	75.000	14	758,172.78	0.99%
75.001	to	80.000	12	635,571.43	0.83%
80.001	to	85.000	13	670,573.99	0.87%
85.001	to	90.000	24	1,216,582.23	1.58%
90.001	to	95.000	50	2,423,906.60	3.15%
95.001	to	100.000	1,300	69,573,128.81	90.40%
Total			**1,466**	**$76,962,213.92**	**100.00%**

The weighted average credit limit utilization rate of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 97.48%.

Group I Mortgage Loans

Combined Loan-to-Value Ratios of Group I Mortgage Loans

Combined Loan-to-Value Ratio (%)			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
0.001	to	40.000	17	$ 930,604.69	1.21%
40.001	to	50.000	16	1,775,654.88	2.31%
50.001	to	60.000	15	870,674.75	1.13%
60.001	to	70.000	50	2,553,833.91	3.32%
70.001	to	80.000	148	8,048,225.46	10.46%
80.001	to	90.000	264	14,774,799.83	19.20%
90.001	to	100.000	956	48,008,420.40	62.38%
Total			**1,466**	**$76,962,213.92**	**100.00%**

The minimum and maximum combined loan-to-value ratios of the Group I Mortgage Loans as of the Statistical Calculation Date are approximately 11.11% and 100.00%, respectively, and the weighted average combined loan-to-value ratio as of the Statistical Calculation Date of the Group I Mortgage Loans is approximately 89.91%. The "combined loan-to-value ratio" of a Group I Mortgage Loan as of the Statistical Calculation Date is the ratio, expressed as a percentage, equal to the sum of any outstanding first and senior mortgage balance, if any, as of the date of origination of the related Group I Mortgage Loan plus the credit limit of such Group I Mortgage Loan as of the date of origination divided by the appraised value of the mortgaged property at origination.

Principal Balances of Group I Mortgage Loans

Principal Balances			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
$0.01	to	$25,000.00	250	$ 5,241,327.78	6.81%
$25,000.01	to	$50,000.00	729	27,167,016.68	35.30%
$50,000.01	to	$75,000.00	258	16,004,558.83	20.80%
$75,000.01	to	$100,000.00	129	11,371,389.30	14.78%
$100,000.01	to	$125,000.00	26	3,010,881.96	3.91%
$125,000.01	to	$150,000.00	29	3,962,131.72	5.15%
$150,000.01	to	$175,000.00	21	3,427,992.17	4.45%
$175,000.01	to	$200,000.00	5	945,721.36	1.23%
$200,000.01	to	$600,000.00	19	5,831,194.12	7.58%
Total			**1,466**	**$76,962,213.92**	**100.00%**

The average unpaid principal balance of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately $52,498.

Group I Mortgage Loans

Mortgaged Properties Securing Group I Mortgage Loans

Property Type	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
Single-Family Dwelling	1,227	$ 61,716,298.53	80.19%
Planned Unit Development	141	10,306,678.50	13.39%
Condominium	85	4,194,944.39	5.45%
2-4 Family	13	744,292.50	0.97%
Total	**1,466**	**$76,962,213.92**	**100.00%**

Original Term to Maturity of Group I Mortgage Loans

Original Term to Maturity (months)	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
181 to 240	1,466	$ 76,962,213.92	100.00%
Total	**1,466**	**$76,962,213.92**	**100.00%**

The weighted average original term to maturity of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 240 months.

Remaining Term to Maturity of Group I Mortgage Loans

Remaining Term to Maturity (months)	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
121 to 180	89	$ 3,260,630.61	4.24%
181 to 240	1,377	73,701,583.31	95.76%
Total	**1,466**	**$76,962,213.92**	**100.00%**

The weighted average remaining term to maturity of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 233 months.

Group I Mortgage Loans

Year of Origination of Group I Mortgage Loans

Year of Origination	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
2002	1,372	$ 73,537,356.87	95.55%
2001	5	164,226.44	0.21%
1997	53	1,962,641.63	2.55%
1996	36	1,297,988.98	1.69%
Total	**1,466**	**$76,962,213.92**	**100.00%**

The earliest month and year of origination of any Group I Mortgage Loan as of the Statistical Calculation Date is April 1996 and the latest month and year of origination of any Group I Mortgage Loan as of the Statistical Calculation Date is November 2002.

Occupancy Type of Group I Mortgage Loans

Occupancy Type	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
Owner Occupied	1,447	$76,276,417.71	99.11%
Investment Property	19	685,796.21	0.89%
Total	**1,466**	**$76,962,213.92**	**100.00%**

Credit Quality of Group I Mortgage Loans

Credit Quality	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
Excellent	1,114	$ 60,757,077.27	78.94%
Superior	292	13,701,214.92	17.80%
Good	58	2,364,937.75	3.07%
Fair	2	138,983.98	0.18%
Total	**1,466**	**$76,962,213.92**	**100.00%**

Credit grades run from Excellent to Superior to Good to Fair in descending order.

Group I Mortgage Loans

Geographic Distribution of Mortgaged Properties Securing Group I Mortgage Loans

State	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
California	343	$ 24,261,313.91	31.52%
New Jersey	94	5,338,475.49	6.94%
Florida	111	4,967,434.79	6.45%
Virginia	96	4,925,954.09	6.40%
New York	81	4,616,445.91	6.00%
Illinois	76	3,552,590.17	4.62%
Maryland	65	3,303,232.81	4.29%
Ohio	52	2,553,935.32	3.32%
Pennsylvania	68	2,461,423.88	3.20%
Michigan	54	2,349,865.60	3.05%
Washington	53	2,325,817.98	3.02%
Massachusetts	33	1,886,830.27	2.45%
Colorado	43	1,767,692.38	2.30%
Connecticut	34	1,766,295.05	2.30%
Georgia	40	1,645,081.07	2.14%
Arizona	39	1,569,251.27	2.04%
Other (<2%)	184	7,670,573.93	9.97%
Total	**1,466**	**$76,962,213.92**	**100.00%**

No more than approximately 0.91% of the Group I Mortgage Loans as of the Statistical Calculation Date are secured by mortgaged properties located in any one zip code.

Debt-to-Income Ratios of Group I Mortgage Loans

Debt-to-Income Ratios (%)			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
5.001	to	10.000	2	$ 143,972.36	0.19%
10.001	to	15.000	8	310,554.57	0.40%
15.001	to	20.000	31	1,493,168.19	1.94%
20.001	to	25.000	65	3,567,786.04	4.64%
25.001	to	30.000	139	6,881,750.21	8.94%
30.001	to	35.000	223	10,233,671.81	13.30%
35.001	to	40.000	297	14,589,815.17	18.96%
40.001	to	45.000	295	14,137,733.78	18.37%
45.001	to	50.000	327	20,135,717.10	26.16%
50.001	to	55.000	79	5,468,044.69	7.10%
Total			**1,466**	**$76,962,213.92**	**100.00%**

The weighted average debt-to-income ratio of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 39.47 %.

Group I Mortgage Loans

Prepayment Penalty for Group I Mortgage Loans

Months Applicable	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
No Prepayment Penalty	126	$ 5,372,030.66	6.98%
24	7	322,248.91	0.42%
36	90	6,942,667.79	9.02%
48	5	352,208.75	0.46%
60	1,238	63,973,057.81	83.12%
Total	**1,466**	**$76,962,213.92**	**100.00%**

Delinquency Status for Group I Mortgage Loans

Delinquency	Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
0	1,390	$ 73,525,573.81	95.53%
1-29	67	3,079,082.91	4.00%
30-59	7	311,992.14	0.41%
Total*	**1,464**	**$76,916,648.86**	**99.94%**

* Two mortgage loans with an aggregate principal balance of $45,565.06 will be substituted or removed from the collateral pool due to their delinquency status.

Group I Mortgage Loans

Rate Floor of Group I Mortgage Loans

Rate Floor (%)			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
2.000	to	2.999	18	$ 1,265,204.18	1.64%
3.000	to	3.999	126	7,281,022.31	9.46%
4.000	to	4.999	198	11,714,705.96	15.22%
5.000	to	5.999	205	12,743,054.25	16.56%
6.000	to	6.999	257	14,093,510.50	18.31%
7.000	to	7.999	250	12,368,908.48	16.07%
8.000	to	8.999	192	8,748,292.68	11.37%
9.000	to	9.999	105	4,290,025.78	5.57%
10.000	to	10.999	42	1,894,755.34	2.46%
11.000	to	11.999	27	1,088,500.30	1.41%
12.000	to	12.999	45	1,454,150.60	1.89%
13.000	to	13.999	1	20,083.54	0.03%
Total			**1,466**	**$76,962,213.92**	**100.00%**

The weighted average rate floor of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 6.62% per annum.

Rate Ceiling of Group I Mortgage Loans

Rate Ceiling (%)			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
12.000	to	12.999	18	$ 1,265,204.18	1.64%
13.000	to	13.999	126	7,281,022.31	9.46%
14.000	to	14.999	198	11,714,705.96	15.22%
15.000	to	15.999	205	12,743,054.25	16.56%
16.000	to	16.999	266	14,370,515.11	18.67%
17.000	to	17.999	250	12,368,908.48	16.07%
18.000	to	18.999	214	9,667,686.06	12.56%
19.000	to	19.999	105	4,154,402.21	5.40%
20.000	to	20.999	35	1,572,955.31	2.04%
21.000	to	21.999	28	1,123,069.94	1.46%
22.000	to	22.999	18	645,406.57	0.84%
23.000	to	23.999	3	55,283.54	0.07%
Total			**1,466**	**$76,962,213.92**	**100.00%**

The weighted average rate ceiling of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 16.56% per annum.

Group I Mortgage Loans

Margins of Group I Mortgage Loans

Margin Range (%)			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
Below 0.000			7	$ 590,794.20	0.77%
0.000	to	0.999	59	3,880,600.78	5.04%
1.000	to	1.999	204	11,138,401.51	14.47%
2.000	to	2.999	212	12,375,286.75	16.08%
3.000	to	3.999	220	13,158,158.95	17.10%
4.000	to	4.999	278	14,761,315.62	19.18%
5.000	to	5.999	265	11,582,705.74	15.05%
6.000	to	6.999	139	6,030,452.68	7.84%
7.000	to	7.999	52	2,294,399.71	2.98%
8.000	to	8.999	25	982,500.88	1.28%
9.000	to	9.999	4	147,513.56	0.19%
10.000	to	10.999	1	20,083.54	0.03%
Total			**1,466**	**$76,962,213.92**	**100.00%**

The weighted average margin of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 3.73% per annum.

FICO Scores of Group I Mortgage Loans

FICO			Number of Group I Mortgage Loans	Unpaid Principal Balance of Group I Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group I Mortgage Loans
500	to	579	4	$ 163,819.71	0.21%
580	to	599	74	2,960,978.43	3.85%
600	to	619	199	9,475,083.75	12.31%
620	to	639	268	13,518,907.31	17.57%
640	to	659	253	12,894,747.30	16.75%
660	to	679	210	11,132,628.52	14.47%
680	to	699	130	7,306,117.95	9.49%
700	to	719	130	6,989,210.53	9.08%
720	to	739	89	5,389,250.04	7.00%
740	to	759	47	3,120,678.18	4.05%
760	to	779	33	2,321,296.24	3.02%
780	to	799	18	1,193,773.83	1.55%
800+			11	495,722.13	0.64%
Total			**1,466**	**$76,962,213.92**	**100.00%**

The weighted average FICO of the Group I Mortgage Loans as of the Statistical Calculation Date is approximately 667.

Group II Mortgage Loans

Lien Position of Group II Mortgage Loans

Lien Position	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
First Lien	33	$ 2,427,210.72	1.27%
Second Lien	4,137	187,546,138.64	98.39%
More Junior Lien	15	639,867.08	0.34%
Total	**4,185**	**$190,613,216.44**	**100.00%**

Mortgage Interest Rates of Group II Mortgage Loans

Mortgage Interest Rates (%)	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
4.001 to 5.000	1	$ 44,826.67	0.02%
5.001 to 6.000	10	761,553.08	0.40%
6.001 to 7.000	37	2,186,452.90	1.15%
7.001 to 8.000	53	2,784,611.23	1.46%
8.001 to 9.000	84	4,503,135.20	2.36%
9.001 to 10.000	195	10,445,485.97	5.48%
10.001 to 11.000	343	17,287,194.33	9.07%
11.001 to 12.000	520	23,985,856.27	12.58%
12.001 to 13.000	802	38,309,694.81	20.10%
13.001 to 14.000	784	36,803,648.57	19.31%
14.001 to 15.000	507	21,581,613.15	11.32%
15.001 to 16.000	324	12,167,905.53	6.38%
16.001 to 17.000	217	7,918,324.06	4.15%
17.001 to 18.000	213	8,286,443.26	4.35%
18.001 to 19.000	79	2,979,581.31	1.56%
19.001 to 20.000	16	566,890.10	0.30%
Total	**4,185**	**$190,613,216.44**	**100.00%**

The weighted average mortgage interest rate of the Group II Mortgage Loans as of the Statistical Calculation Date is approximately 12.964% per annum.

Group II Mortgage Loans

Combined Loan-to-Value Ratios of Group II Mortgage Loans

Combined Loan-to-Value Ratios (%)			Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
0.001	to	40.000	11	$ 396,432.16	0.21%
40.001	to	50.000	14	439,487.64	0.23%
50.001	to	60.000	18	531,546.09	0.28%
60.001	to	70.000	31	1,237,238.29	0.65%
70.001	to	80.000	91	4,395,399.62	2.31%
80.001	to	90.000	153	6,311,268.20	3.31%
90.001	to	100.000	712	30,014,794.84	15.75%
100.001	to	105.000	106	4,281,090.43	2.25%
105.001	to	110.000	239	9,626,306.74	5.05%
110.001	to	115.000	408	18,133,028.38	9.51%
115.001	to	120.000	602	28,063,708.41	14.72%
120.001	to	125.000	1,800	87,182,915.64	45.74%
Total			**4,185**	**$190,613,216.44**	**100.00%**

The minimum and maximum combined loan-to-value ratios of the Group II Mortgage Loans as of the Statistical Calculation Date are approximately 16.51% and 125.00%, respectively, and the weighted average combined loan-to-value ratio as of the Statistical Calculation Date of the Group II Mortgages Loans is approximately 113.32%. The "combined loan-to-value ratio" of a Group II Mortgage Loan as of the Statistical Calculation Date is the ratio, expressed as a percentage, equal to the sum of any outstanding first and senior mortgage balance, if any, as of the date of origination of the related Group II Mortgage Loan plus the principal balance of such Group II Mortgage Loan as of the date of origination divided by the appraised value of the mortgaged property at origination.

Principal Balances of Group II Mortgage Loans

Principal Balances			Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
$0.01	to	$25,000.00	627	$ 12,956,242.50	6.80%
$25,000.01	to	$50,000.00	2,299	87,264,590.95	45.78%
$50,000.01	to	$75,000.00	902	55,545,954.94	29.14%
$75,000.01	to	$100,000.00	291	25,810,913.91	13.54%
$100,000.01	to	$125,000.00	44	5,006,168.43	2.63%
$125,000.01	to	$150,000.00	11	1,540,180.31	0.81%
$150,000.01	to	$175,000.00	4	656,704.01	0.34%
$175,000.01	to	$400,000.00	7	1,832,461.39	0.96%
Total			**4,185**	**$190,613,216.44**	**100.00%**

The average unpaid principal balance of the Group II Mortgage Loans as of the Statistical Calculation Date is approximately $45,547.

Group II Mortgage Loans

Mortgaged Properties Securing Group II Mortgage Loans

Property Type	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
Single-Family Dwelling	3,371	$ 151,267,991.76	79.36%
Planned Unit Development	592	30,299,207.69	15.90%
Condominium	218	8,887,586.19	4.66%
2-4 Family	4	158,430.80	0.08%
Total	**4,185**	**$190,613,216.44**	**100.00%**

Original Term to Maturity of Group II Mortgage Loans

Original Term to Maturity	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
0 to 60	1	$ 19,412.06	0.01%
61 to 120	281	7,367,294.45	3.87%
121 to 180	1,663	70,491,408.14	36.98%
181 to 240	464	22,798,059.51	11.96%
241 to 300	1,775	89,859,186.10	47.14%
301 to 360	1	77,856.18	0.04%
Total	**4,185**	**$190,613,216.44**	**100.00%**

The weighted average original term to maturity of the Group II Mortgage Loans as of the Statistical Calculation Date is approximately 241 months.

Remaining Term to Maturity of Group II Mortgage Loans

Remaining Term to Maturity	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
0 to 60	156	$ 2,901,013.37	1.52%
61 to 120	164	5,584,218.35	2.93%
121 to 180	1,625	69,392,882.93	36.41%
181 to 240	464	22,798,059.51	11.96%
241 to 300	1,775	89,859,186.10	47.14%
301 to 360	1	77,856.18	0.04%
Total	**4,185**	**$190,613,216.44**	**100.00%**

The weighted average remaining term to maturity of the Group II Mortgage Loans as of the Statistical Calculation Date is approximately 237 months.

Group II Mortgage Loans

Year of Origination of Group II Mortgage Loans

Year of Origination	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
2002	3,985	$ 186,461,860.64	97.82%
2001	1	23,333.14	0.01%
1999	1	17,859.75	0.01%
1998	3	90,051.93	0.05%
1997	194	4,001,922.23	2.10%
1996	1	18,188.75	0.01%
Total	**4,185**	**$190,613,216.44**	**100.00%**

The earliest month and year of origination of any Group II Mortgage Loan as of the Statistical Calculation Date is December 1996 and the latest month and year of origination of any Group II Mortgage Loan as of the Statistical Calculation Date is December 2002.

Occupancy Type of Group II Mortgage Loans

Occupancy Type	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
Owner Occupied	4,176	$ 190,342,359.83	99.86%
Investment Property	9	270,856.61	0.14%
Total	**4,185**	**$190,613,216.44**	**100.00%**

Credit Quality of Group II Mortgage Loans

Credit Quality	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
Excellent	3,442	$ 162,257,395.96	85.12%
Superior	621	24,355,582.37	12.78%
Good	115	3,818,632.16	2.00%
Fair	7	181,605.95	0.10%
Total	**4,185**	**$190,613,216.44**	**100.00%**

Credit grades run from Excellent to Superior to Good to Fair in descending order.

Group II Mortgage Loans

Geographic Distribution of Mortgaged Properties Securing Group II Mortgage Loans

State	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
California	521	$ 28,591,061.37	15.00%
Florida	424	17,848,589.11	9.36%
Colorado	300	15,369,272.78	8.06%
Virginia	267	12,143,699.39	6.37%
Maryland	235	11,117,346.83	5.83%
Ohio	243	9,733,234.56	5.11%
Washington	204	9,668,160.73	5.07%
Arizona	213	9,663,715.91	5.07%
Pennsylvania	208	9,002,657.25	4.72%
Michigan	190	8,177,767.92	4.29%
Nevada	113	5,177,131.47	2.72%
New Jersey	94	4,770,791.94	2.50%
Oregon	99	4,543,129.98	2.38%
Wisconsin	92	3,958,297.94	2.08%
Other (<2%)	982	40,848,359.26	21.43%
Total	**4,185**	**$190,613,216.44**	**100.00%**

No more than approximately 0.51% of the Group II Mortgage Loans as of the Statistical Calculation Date are secured by mortgaged properties located in any one zip code.

Debt-to-Income Ratios of Group II Mortgage Loans

Debt-to-Income Ratios (%)			Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
10.001	to	15.000	2	$ 78,164.15	0.04%
15.001	to	20.000	15	919,935.83	0.48%
20.001	to	25.000	69	2,838,877.77	1.49%
25.001	to	30.000	221	9,342,263.90	4.90%
30.001	to	35.000	441	17,732,564.39	9.30%
35.001	to	40.000	660	28,040,439.03	14.71%
40.001	to	45.000	1,046	46,854,636.66	24.58%
45.001	to	50.000	1,210	55,258,925.33	28.99%
50.001	to	55.000	521	29,547,409.38	15.50%
Total			**4,185**	**$190,613,216.44**	**100.00%**

The weighted average debt-to-income ratio of the Group II Mortgage Loans as of the Statistical Calculation Date is approximately 42.93%.

Group II Mortgage Loans

Prepayment Penalty for Group II Mortgage Loans

Months Applicable	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
No Prepayment Penalty	821	$ 32,450,188.31	17.02%
12	15	628,984.60	0.33%
24	58	2,765,419.29	1.45%
36	2,273	109,107,221.21	57.24%
37	2	122,428.80	0.06%
42	2	89,104.52	0.05%
48	28	1,179,959.41	0.62%
60	986	44,269,910.30	23.22%
Total	**4,185**	**$190,613,216.44**	**100.00%**

Delinquency Status for Group II Mortgage Loans

Delinquency	Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
0	3,660	$ 166,217,957.32	87.20%
1-29	513	24,073,067.05	12.63%
30-59	9	255,833.89	0.13%
Total*	**4,182**	**$190,546,858.26**	**99.97%**

* Three mortgage loans with an aggregate principal balance of $66,358.18 will be substituted or removed from the collateral pool due to their delinquency status.

Group II Mortgage Loans

FICO Scores of Group II Mortgage Loans

FICO			Number of Group II Mortgage Loans	Unpaid Principal Balance of Group II Mortgage Loans	Percentage of Statistical Calculation Date Principal Balance of Group II Mortgage Loans
400	to	579	13	$ 328,326.56	0.17%
580	to	599	34	1,333,127.54	0.70%
600	to	619	275	11,107,669.60	5.83%
620	to	639	444	17,427,261.38	9.14%
640	to	659	956	40,894,945.32	21.45%
660	to	679	983	47,307,548.05	24.82%
680	to	699	677	34,688,358.02	18.20%
700	to	719	431	20,748,676.36	10.89%
720	to	739	198	9,577,040.71	5.02%
740	to	759	90	4,164,530.24	2.18%
760	to	779	42	1,940,603.92	1.02%
780	to	799	23	684,252.90	0.36%
800+			19	410,875.84	0.22%
Total			**4,185**	**$190,613,216.44**	**100.00%**

The weighted average FICO of the Group II Mortgage Loans as of the Statistical Calculation Date is approximately 672.

SENSITIVITY TABLES*

Class IA (to call)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	16.45	5.67	3.61	2.54	1.87	1.39
Modified Duration (years)	14.01	5.17	3.37	2.42	1.79	1.35
First Principal Payment	4/25/2008	4/25/2003	4/25/2003	4/25/2003	4/25/2003	4/25/2003
Last Principal Payment	6/25/2025	4/25/2018	8/25/2014	3/25/2012	6/25/2010	4/25/2009
Principal Lockout (months)	60	0	0	0	0	0
Principal Window (months)	207	181	137	108	87	73
Illustrative Yield @ Par (Act/360)	1.75%	1.75%	1.75%	1.75%	1.75%	1.75%

Class IIA-1 (to call)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	6.65	2.40	1.83	1.50	1.29	1.14
Modified Duration (years)	6.16	2.32	1.78	1.47	1.26	1.12
First Principal Payment	4/25/2003	4/25/2003	4/25/2003	4/25/2003	4/25/2003	4/25/2003
Last Principal Payment	7/25/2015	3/25/2008	11/25/2006	2/25/2006	8/25/2005	4/25/2005
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	148	60	44	35	29	25
Illustrative Yield @ Par (Act/360)	1.57%	1.57%	1.57%	1.57%	1.57%	1.57%

Class IIA-2 (to call)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	15.71	9.31	7.37	5.96	4.90	4.08
Modified Duration (years)	13.35	8.35	6.74	5.53	4.60	3.87
First Principal Payment	7/25/2015	3/25/2008	11/25/2006	2/25/2006	8/25/2005	4/25/2005
Last Principal Payment	7/25/2023	4/25/2018	8/25/2014	3/25/2012	6/25/2010	4/25/2009
Principal Lockout (months)	147	59	43	34	28	24
Principal Window (months)	97	122	94	74	59	49
Illustrative Yield @ Par (Act/360)	1.98%	1.98%	1.98%	1.98%	1.98%	1.98%

Class M (to call)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.23	10.61	7.71	5.97	4.97	4.51
Modified Duration (years)	14.41	8.65	6.59	5.26	4.47	4.10
First Principal Payment	9/25/2021	9/25/2008	1/25/2007	4/25/2006	6/25/2006	9/25/2006
Last Principal Payment	6/25/2025	4/25/2018	8/25/2014	3/25/2012	6/25/2010	4/25/2009
Principal Lockout (months)	221	65	45	36	38	41
Principal Window (months)	46	116	92	72	49	32
Illustrative Yield @ Par (Act/360)	3.41%	3.41%	3.41%	3.41%	3.41%	3.42%

Class B (to call)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.23	10.61	7.71	5.97	4.92	4.33
Modified Duration (years)	12.53	7.94	6.16	4.98	4.22	3.79
First Principal Payment	9/25/2021	9/25/2008	1/25/2007	4/25/2006	4/25/2006	5/25/2006
Last Principal Payment	6/25/2025	4/25/2018	8/25/2014	3/25/2012	6/25/2010	4/25/2009
Principal Lockout (months)	221	65	45	36	36	37
Principal Window (months)	46	116	92	72	51	36
Illustrative Yield @ Par (Act/360)	4.96%	4.96%	4.96%	4.96%	4.96%	4.96%

Class A-IO (to call)

% CPR	58%	59%	60%	61%	62%	63%
Modified Duration (years)	1.28	1.28	1.28	1.28	1.27	1.26
Illustrative Yield @ 4.00%	4.00%	4.00%	4.00%	4.00%	1.44%	-1.33%

***Based on March 11, 2003 Settleme nt Date.**

SENSITIVITY TABLES*

Class IA (to maturity)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	16.61	6.20	4.09	2.91	2.13	1.52
Modified Duration (years)	14.12	5.57	3.75	2.72	2.02	1.46
First Principal Payment	4/25/2008	4/25/2003	4/25/2003	4/25/2003	4/25/2003	4/25/2003
Last Principal Payment	11/25/2027	11/25/2026	11/25/2024	12/25/2021	1/25/2019	11/25/2016
Principal Lockout (months)	60	0	0	0	0	0
Principal Window (months)	236	284	260	225	190	164
Illustrative Yield @ Par (Act/360)	1.75%	1.77%	1.78%	1.79%	1.79%	1.78%

Class IIA-1 (to maturity)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	6.65	2.40	1.83	1.50	1.29	1.14
Modified Duration (years)	6.16	2.32	1.78	1.47	1.26	1.12
First Principal Payment	4/25/2003	4/25/2003	4/25/2003	4/25/2003	4/25/2003	4/25/2003
Last Principal Payment	7/25/2015	3/25/2008	11/25/2006	2/25/2006	8/25/2005	4/25/2005
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	148	60	44	35	29	25
Illustrative Yield @ Par (Act/360)	1.57%	1.57%	1.57%	1.57%	1.57%	1.57%

Class IIA-2 (to maturity)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	15.71	9.35	7.57	6.28	5.30	4.56
Modified Duration (years)	13.35	8.38	6.90	5.80	4.94	4.27
First Principal Payment	7/25/2015	3/25/2008	11/25/2006	2/25/2006	8/25/2005	4/25/2005
Last Principal Payment	7/25/2023	11/25/2019	12/25/2017	9/25/2016	9/25/2015	3/25/2015
Principal Lockout (months)	147	59	43	34	28	24
Principal Window (months)	97	141	134	128	122	120
Illustrative Yield @ Par (Act/360)	1.98%	1.98%	1.99%	2.00%	2.02%	2.04%

Class M (to maturity)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.49	11.29	8.35	6.52	5.48	4.94
Modified Duration (years)	14.53	9.05	7.01	5.65	4.85	4.43
First Principal Payment	9/25/2021	9/25/2008	1/25/2007	4/25/2006	6/25/2006	9/25/2006
Last Principal Payment	9/25/2027	12/25/2024	2/25/2022	7/25/2018	3/25/2016	5/25/2014
Principal Lockout (months)	221	65	45	36	38	41
Principal Window (months)	73	196	182	148	118	93
Illustrative Yield @ Par (Act/360)	3.42%	3.46%	3.48%	3.49%	3.50%	3.50%

Class B (to maturity)

% of Pricing Prepayment Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	20.46	11.21	8.21	6.41	5.32	4.67
Modified Duration (years)	12.62	8.22	6.44	5.25	4.49	4.03
First Principal Payment	9/25/2021	9/25/2008	1/25/2007	4/25/2006	4/25/2006	5/25/2006
Last Principal Payment	6/25/2027	7/25/2023	7/25/2020	3/25/2017	1/25/2015	3/25/2013
Principal Lockout (months)	221	65	45	36	36	37
Principal Window (months)	70	179	163	132	106	83
Illustrative Yield @ Par (Act/360)	4.97%	5.02%	5.04%	5.05%	5.07%	5.07%

***Based on March 11, 2003 Settlement Date.**

NET FUND CAP

Period	Date	1M Libor - 1.34% (Flat) Prime - 4.25% (Flat)	Fwd 1M Libor +100 bps Fwd Prime +100 bps	Fwd 1M Libor +200 bps Fwd Prime +200 bps	Fwd 1M Libor =20.00% Fwd Prime =20.00%
1	25-Apr-03	6.23	6.23	6.23	6.23
2	25-May-03	9.32	9.60	9.88	11.77
3	25-Jun-03	9.03	9.28	9.55	11.37
4	25-Jul-03	9.33	9.59	9.87	11.72
5	25-Aug-03	9.04	9.28	9.55	11.32
6	25-Sep-03	9.05	9.29	9.55	11.30
7	25-Oct-03	9.36	9.61	9.87	11.64
8	25-Nov-03	9.06	9.31	9.56	11.24
9	25-Dec-03	9.37	9.63	9.89	11.59
10	25-Jan-04	9.07	9.33	9.58	11.19
11	25-Feb-04	9.07	9.34	9.59	11.16
12	25-Mar-04	9.69	10.00	10.26	11.90
13	25-Apr-04	9.07	9.38	9.61	11.10
14	25-May-04	9.36	9.71	9.95	11.44
15	25-Jun-04	9.05	9.41	9.64	11.04
16	25-Jul-04	9.34	9.74	9.98	11.38
17	25-Aug-04	9.03	9.44	9.67	10.98
18	25-Sep-04	9.02	9.45	9.68	10.94
19	25-Oct-04	9.30	9.77	10.01	11.27
20	25-Nov-04	8.99	9.47	9.69	10.87
21	25-Dec-04	9.27	9.79	10.02	11.20
22	25-Jan-05	8.95	9.48	9.69	10.80
23	25-Feb-05	8.94	9.48	9.70	10.77
24	25-Mar-05	9.87	10.50	10.73	11.88
25	25-Apr-05	8.90	9.48	9.69	10.69
26	25-May-05	9.17	9.79	10.00	11.01
27	25-Jun-05	8.86	9.47	9.67	10.61
28	25-Jul-05	9.13	9.77	9.98	10.93
29	25-Aug-05	8.81	9.45	9.65	10.53
30	25-Sep-05	8.79	9.44	9.64	10.49
31	25-Oct-05	10.88	11.56	11.76	12.62
32	25-Nov-05	10.54	11.21	11.41	12.21
33	25-Dec-05	10.91	11.61	11.81	12.61
34	25-Jan-06	10.57	11.26	11.45	12.20
35	25-Feb-06	10.59	11.28	11.47	12.20
36	25-Mar-06	11.74	12.50	12.71	13.51
37	25-Apr-06	10.61	11.31	11.50	12.20
38	25-May-06	10.98	11.70	11.89	12.60
39	25-Jun-06	10.64	11.34	11.53	12.19
40	25-Jul-06	11.00	11.74	11.92	12.60
41	25-Aug-06	10.66	11.37	11.55	12.19
42	25-Sep-06	10.67	11.39	11.56	12.19
43	25-Oct-06	11.04	11.78	11.96	12.59
44	25-Nov-06	10.70	11.41	11.58	12.18
45	25-Dec-06	11.07	11.81	11.98	12.59
46	25-Jan-07	10.72	11.44	11.61	12.18
47	25-Feb-07	10.73	11.45	11.62	12.18
48	25-Mar-07	11.90	12.69	12.87	13.48
49	25-Apr-07	10.76	11.47	11.63	12.17
50	25-May-07	11.13	11.86	12.03	12.57
51	25-Jun-07	10.78	11.49	11.65	12.16
52	25-Jul-07	11.15	11.88	12.05	12.57
53	25-Aug-07	10.80	11.51	11.66	12.16
54	25-Sep-07	10.81	11.51	11.67	12.16
55	25-Oct-07	11.18	11.90	12.07	12.56
56	25-Nov-07	10.83	11.53	11.68	12.15
57	25-Dec-07	11.21	11.92	12.08	12.55
58	25-Jan-08	10.86	11.54	11.69	12.14
59	25-Feb-08	10.87	11.55	11.70	12.14
60	25-Mar-08	11.63	12.35	12.51	12.98